

April 12, 2011

Lewis W. K. Booth- Executive Vice President and Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Motor Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-03950**

Dear Mr. Booth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Key Economic Factors and Trends Affecting the Automotive Industry, page 40

Increasing Sales of Smaller Vehicles, page 41

1. On page 24, you indicate that trucks and medium- and large-sized utilities historically have represented some of your most profitable vehicle segments, and the segments in which you have had your highest market share. Such disclosure also indicates that a shift in consumer preferences away from more profitable vehicle sales at levels greater than your current planning assumption could have a substantial adverse effect on your

financial condition and results of operations. In this regard, please revise your disclosures to provide more details regarding the relative profitability of your trucks, medium- and large-sized utilities as compared to other less profitable vehicles. In addition, consider presenting a corresponding sensitivity analysis illustrating the potential impact that a shift in consumer preferences could have on your results of operations.

Results of Operations, page 47

2.   It appears you combine a discussion of your consolidated operating results with a limited discussion of the operating results of your reportable segments. In this regard, Item 303(a) of Regulation S-K indicates that, where a discussion of segment information of the registrant's business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.   In particular, we note that each of your segments appear to have significantly different operating margins.   As such, please include a more robust discussion of the operating results of your reportable segments, or provide us with support for your conclusion that such a discussion is not appropriate for an understanding of your business.

3.   Your disclosure on page 28 indicates that you receive economic benefits from national, state and local governments in various regions of the world in the form of incentives designed to encourage manufacturers to establish, maintain or increase investment, workforce or production. You also state that a decrease in, expiration without renewal of, or other cessation or clawback of government incentives for any of your business units, as a result of administrative decision or otherwise, could have a substantial adverse impact on your financial condition and results of operations, as well as your ability to fund new investments. Since you indicate that cessation or clawback of government incentives for any of your business units, as a result of administrative decision or otherwise, could have a substantial adverse impact on your financial condition and results of operations, please revise your disclosures to discuss the impact, in dollar amounts, that the aforementioned government incentives have had on your consolidated and reportable segment results.

Critical Accounting Estimates, page 77

4.   It appears that your current disclosure does not provide details regarding the total exposure generated by your legal proceedings. To the extent that risk of loss is reasonably possible or probable, and may have material negative impact on your results of operations, please include a table to supplement your current disclosures.   Such table should present the number of pending cases for which you determined that risk of loss is probable or reasonably possible. In this regard, you should also include a discussion of your probability assessment regarding risk of loss, the range of loss or amounts accrued or a discussion of the reasons that a range of loss for each particular case cannot be estimated, and judgments that have been granted by the courts in favor of the plaintiffs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief